Pricing Supplement No. 2011BA To product supplement BA dated September 28, 2012, prospectus supplement dated September 28, 2012 and prospectus dated September 28, 2012	Registration Statement No. 333-184193 Dated May 9, 2014; Rule 424(b)(2)
Deutsche Bank AG
Structured Investments	Deutsche Bank $1,600,000 Leveraged Notes Linked to the Performance of a Basket of Four Currencies Relative to the Euro due November 15, 2017
General
•
The notes are designed for investors who seek a leveraged return at maturity of the potential positive performance of an equally weighted basket of currencies (the “Basket”) consisting of the Indian rupee, the Indonesian rupiah, the Turkish lira and the South African rand (each a “Basket Currency”) relative to the Euro (the “Reference Currency”). At maturity, if the Basket Return is positive (meaning that the Basket Currencies, as a whole, strengthen relative to the Euro), investors will be entitled to receive their initial investment plus a return equal to the Basket Return times the Upside Leverage Factor of 255%. However, if the Basket Return is zero or negative (meaning the Basket Currencies, as a whole, remain unchanged or weaken relative to the Euro), investors will receive only their initial investment in the notes. The notes do not pay any interest. Any payment at maturity is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG maturing November 15, 2017†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Principal Amount”) and integral multiples thereof.
•	The notes priced on May 9, 2014 (the “Trade Date”) and are expected to settle on May 14, 2014 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Principal Amount
Basket:	The notes are linked to an equally weighted basket consisting of the Indian rupee, the Indonesian rupiah, the Turkish lira and the South African rand (each a “Basket Currency,” and together the “Basket Currencies”) relative to the Euro (the “Reference Currency”).
	Basket Currency	Reference Currency	Fixing Source	Fixing Time	Initial Spot Rate	Basket Currency Weighting
	Indian rupee (“INR”)	EUR	Reuters Page “WMRSPOT40”	4:00 p.m. London time	82.53210	1/4
	Indonesian rupiah (“IDR”)	EUR	Reuters Page “WMRSPOT40”	4:00 p.m. London time	15,861.24495	1/4
	Turkish lira (“TRY”)	EUR	Reuters Page “WMRSPOT40”	4:00 p.m. London time	2.86270	1/4
	South African rand (“ZAR”)	EUR	Reuters Page “WMRSPOT40”	4:00 p.m. London time	14.28920	1/4
Reference Currency:	Euro (“EUR”)
Upside Leverage Factor:	255.00%
Payment at Maturity:
If the Basket Return is zero or negative, you will receive at maturity a cash payment of $1,000 (the “Minimum Payment Amount”) for each $1,000 Principal Amount of notes.
If the Basket Return is positive, you will receive at maturity a cash payment for each $1,000 Principal Amount of notes calculated as follows:
Minimum Payment Amount + [$1,000 x Basket Return x Upside Leverage Factor]
Due to the Currency Performance formula below, the maximum possible Basket Return is 100%,  thereby limiting the return potential of the notes. In no case will the Payment at Maturity be less than the Minimum Payment Amount of $1,000.
Any Payment at Maturity, including payment of the Minimum Payment Amount, is subject to the credit of the Issuer.

Basket Return:	The percentage change in the Basket from the Initial Basket Level to the Final Basket Level, calculated as follows:
	Final Basket Level – Initial Basket Level
	Initial Basket Level
(Key Terms continued on next page)
Investing in the notes involves a number of risks. See “Risk Factors” beginning on page 6 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 6 of this pricing supplement.
The Issuer’s estimated value of the notes on the Trade Date is $970.00 per $1,000 Principal Amount of notes, which is less than the Issue Price.  Please see “Issuer’s Estimated Value of the Notes” on page 3 of this pricing supplement for additional information.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.
	Price to Public	Fees(1)	Proceeds to Issuer
Per note	$1,000.00	$25.00	$975.00
Total	$1,600,000.00	$40,000.00	$1,560,000.00
(1) Please see “Supplemental Plan of Distribution” in this pricing supplement for information about fees.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$1,600,000.00	$206.08
JPMorgan
Placement Agent
May 9, 2014

(Key Terms continued from previous page)
Initial Basket Level:	100
Final Basket Level:	The Final Basket Level will be calculated as follows: 100 x [1 + (INR Performance x 1/4) + (IDR Performance x 1/4) + (TRY Performance x 1/4) + (ZAR Performance x 1/4)]
The INR Performance, IDR Performance, TRY Performance and ZAR Performance will each equal the Currency Performance of the respective Basket Currency against the Euro, expressed as a percentage.
Currency Performance:	For each Basket Currency, the Currency Performance (expressed as a percentage) will be calculated as follows:
Initial Spot Rate – Final Spot Rate
Initial Spot Rate

Because the Currency Performance is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Initial Spot Rate, the maximum positive Currency Performance for each Basket Currency, and as a result the maximum positive Basket Return, will equal 100%, but there is no comparable limit on the negative Currency Performance or the Basket Return. The Currency Performance will be less than -100% if the Final Spot Rate is greater than 200% of the Initial Spot Rate.

Initial Spot Rate:	For each Basket Currency, the Spot Rate for such Basket Currency on the Trade Date, as set forth in the table above under “Basket.”
Final Spot Rate:	For each Basket Currency, the arithmetic average of the Spot Rates for such Basket Currency on each of the five Averaging Dates.
Spot Rates:
On any day of calculation, the Spot Rate for the Indian rupee will be the Euro / Indian rupee mid-spot rate at approximately 4:00 p.m. London time, expressed as the amount of Indian rupees per one Euro, for settlement in two business days, as reported by the W.M. Company, which appears on Reuters Page “WMRSPOT40” (or any successor page) on such date of calculation.

On any day of calculation, the Spot Rate for the Indonesian rupiah will be the Euro / Indonesian rupiah mid-spot rate at approximately 4:00 p.m. London time, expressed as the amount of Indonesian rupiahs per one Euro, for settlement in two business days, as reported by the W.M. Company, which appears on Reuters Page “WMRSPOT40” (or any successor page) on such date of calculation.

On any day of calculation, the Spot Rate for the Turkish lira will be the Euro / Turkish lira mid-spot rate at approximately 4:00 p.m. London time, expressed as the amount of Turkish liras per one Euro, for settlement in two business days, as reported by the W.M. Company, which appears on Reuters Page “WMRSPOT40” (or any successor page) on such date of calculation.

On any day of calculation, the Spot Rate for the South African rand will be the Euro / South African rand mid-spot rate at approximately 4:00 p.m. London time, expressed as the amount of South African rands per one Euro, for settlement in two business days, as reported by the W.M. Company, which appears on Reuters Page “WMRSPOT40” (or any successor page) on such date of calculation.

For each Basket Currency, a higher Spot Rate indicates a weakening of such Basket Currency against the Euro, while a lower Spot Rate indicates a strengthening of such Basket Currency against the Euro.

If any of the foregoing Spot Rates is unavailable (or is published in error), the Averaging Dates may be postponed and the Spot Rate for such Basket Currency may be selected by the calculation agent in good faith and in a commercially reasonable manner, as described under “Description of Securities – Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.

Trade Date:	May 9, 2014
Settlement Date:	May 14, 2014
Averaging Dates†:	November 3, 2017, November 6, 2017, November 7, 2017, November 8, 2017 and November 9, 2017
Maturity Date†:	November 15, 2017
Listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	25152RKC6 / US25152RKC69

†   Subject to postponement as described under “Description of Securities – Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.

Issuer’s Estimated Value Of The Notes

The Issuer’s estimated value of the notes is equal to the sum of our valuations of the following two components of the notes: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the notes is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Principal Amount of the notes, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the notes. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

Additional Terms Specific To The Notes

You should read this pricing supplement together with product supplement BA dated September 28, 2012, the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these notes are a part and the prospectus dated September 28, 2012. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Product supplement BA dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005084/crt-dp33027_424b.pdf

Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

Prospectus dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

The trustee has appointed Deutsche Bank Trust Company Americas as its authenticating agent with respect to our Series A global notes.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

What Is the Payment on the Notes, Assuming a Range of Hypothetical Performances for the Basket?

The table below illustrates the Payment at Maturity per 1,000 Principal Amount of notes for a hypothetical range of performances for the Basket from -100.00% to +100.00% and reflects the Upside Leverage Factor of 255.00%. The following results are based solely on the hypothetical examples cited. The actual Payment at Maturity applicable to a purchaser of the notes will be based on the Final Basket Level on the Averaging Dates. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Basket Return	Payment at Maturity	Return on Notes
50.00%	$2,275.00	127.50%
40.00%	$2,020.00	102.00%
30.00%	$1,765.00	76.50%
25.00%	$1,637.50	63.75%
20.00%	$1,510.00	51.00%
15.00%	$1,382.50	38.25%
10.00%	$1,255.00	25.50%
5.00%	$1,127.50	12.75%
0.00%	$1,000.00	0.00%
-5.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-30.00%	$1,000.00	0.00%
-40.00%	$1,000.00	0.00%
-50.00%	$1,000.00	0.00%
-60.00%	$1,000.00	0.00%
-70.00%	$1,000.00	0.00%
-80.00%	$1,000.00	0.00%
-90.00%	$1,000.00	0.00%
-100.00%	$1,000.00	0.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the Payments at Maturity set forth in the table above are calculated.

Example 1: The Final Basket Level is greater than the Initial Basket Level (the Basket Currencies, as a whole, strengthen relative to the Euro), resulting in a Basket Return of 20.00%. Because the Basket Return of 20.00% is positive, the Payment at Maturity is equal to $1,510.00 per $1,000 Principal Amount of notes, representing a return on the notes of 51.00%, calculated as follows:

Minimum Payment Amount + [$1,000 × Basket Return × Upside Leverage Factor]
$1,000 +[$1,000 x 20.00% x 255.00%] = $1,510.00

Example 2: The Final Basket Level is equal to the Initial Basket Level (the Basket Currencies, as a whole, remain unchanged relative to the Euro), resulting in a Basket Return of 0.00%. Because the Basket Return is zero, the Payment at Maturity is equal to $1,000.00 per $1,000 Principal Amount of notes.

Example 3: The Final Basket Level is less than the Initial Basket Level (the Basket Currencies, as a whole, weaken relative to the Euro), resulting in a Basket Return of -20.00%. Because the Basket Return of -20.00% is negative, the Payment at Maturity is equal to $1,000.00 per $1,000 Principal Amount of notes.

Selected Purchase Considerations

•
APPRECIATION POTENTIAL – The notes provide the opportunity to enhance returns by multiplying a positive Basket Return by the Upside Leverage Factor of 255%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
PRESERVATION OF CAPITAL AT MATURITY — You will be entitled to receive at least 100.00% of the Principal Amount of your notes provided that you hold the notes to maturity, regardless of the performance of the Basket.

•
DIVERSIFICATION AMONG THE BASKET CURRENCIES — The return on the notes is linked to the performance of a basket of four equally weighted currencies — the Indian rupee, the Indonesian rupiah, the Turkish lira and the South African rand — which we refer to collectively as the Basket Currencies, relative to the Euro, which we refer to as the Reference Currency. Accordingly, the level of the Basket will increase as the Basket Currencies, as a whole, appreciate relative to the Euro, and will decrease as the Basket Currencies, as a whole, depreciate relative to the Euro.

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TREATED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes should be treated for U.S. federal income tax purposes as “contingent payment debt instruments” the denomination currency of which is the U.S. dollar. Under this treatment, regardless of your method of accounting, (i) you will be required to accrue interest in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, although we will not make any payment on the notes until maturity, and (ii) any income recognized upon a taxable disposition of the notes (including payment at maturity) will be treated as interest income for U.S. federal income tax purposes.

You may obtain the comparable yield and the projected payment schedule by contacting Deutsche Bank Structured Notes at 212-250-6064. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on a note.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser concerning the application of U.S. federal income tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdictions.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket or the Basket Currencies. In addition to these selected risk considerations, you should review the “Risk Factors” section of the accompanying product supplement.

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THE RETURN ON THE NOTES MAY BE ZERO AND MAY BE LESS THAN THE YIELD ON TRADITIONAL DEBT SECURITIES — You will realize a positive return on the notes only if the Final Basket Level is greater than the Initial Basket Level (meaning the Basket Currencies, as a whole, strengthen relative to the Euro). Even if the Basket Return is positive, the return on the notes at maturity may not be sufficient to compensate you for any opportunity cost, taking into account factors relating to the time value of money over the term of the notes.

•	THE NOTES DO NOT PAY INTEREST — Unlike ordinary debt securities, the notes do not pay interest.

•
THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS —  The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you might not receive the Payment at Maturity owed to you under the terms of the notes and you could lose your entire investment.

•
YOUR MAXIMUM POSSIBLE RETURN ON THE NOTES IS LIMITED BECAUSE THE MAXIMUM BASKET PERFORMANCE IS 100.00% — For each Basket Currency, because the Currency Performance is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Initial Spot Rate, the maximum Currency Performance will equal 100.00%, resulting in a maximum possible Basket Return of 100.00%. Therefore, the return on the notes is capped to 100.00% multiplied by the Upside Leverage Factor of 255.00%.

•
GAINS IN THE CURRENCY PERFORMANCE OF ONE OR MORE BASKET CURRENCIES MAY BE OFFSET BY LOSSES IN THE CURRENCY PERFORMANCE OF THE OTHER BASKET CURRENCIES — The notes are linked to the return of the Basket, which is composed of four currencies with equal weightings. The Basket Return will be based on the return of the Basket as a whole. Therefore, positive Currency Performances of one or more Basket Currencies may be offset, in whole or in part, by negative Currency Performances of one or more other Basket Currencies of equal or greater magnitude, which may result in an aggregate Basket Return equal to or less than zero. The return of the Basket is dependent on the Currency Performance of each Basket Currency, which is in turn based upon the formulas set forth in “Key Terms.” In addition, because the Currency Performance is calculated pursuant to such formula, there is no limit on the negative performance of a Basket Currency or resulting negative performance of the Basket Return. Thus, the Currency Performance of a Basket Currency will be less than -100.00% if the Final Spot Rate of such Basket Currency is greater than 200.00% of its Initial Spot Rate. Due to the Currency Performance formula, even if some of the Basket Currencies were to appreciate significantly relative to the Reference Currency, that positive performance could be offset by a severe depreciation of any of the other Basket Currencies. For example, if the Currency Performances of three Basket Currencies were each a positive 20.00%, and the Currency Performance of the fourth Basket Currency was a negative 190.00%, the Basket Return would equal -32.50%. In this scenario, the Additional Amount would be equal to zero and investors will receive only their initial investment at maturity.

•
THE METHOD OF CALCULATING THE CURRENCY PERFORMANCE WILL DIMINISH ANY BASKET CURRENCY APPRECIATION AND MAGNIFY ANY BASKET CURRENCY DEPRECIATION RELATIVE TO THE REFERENCE CURRENCY — The Currency Performances for each Basket Currency are calculated by dividing the difference between the applicable Initial Spot Rate and the applicable Final Spot Rate by the applicable Initial Spot Rate (which we refer to as a quadratic return), rather than dividing that difference by the applicable Final Spot Rate (which we refer to as a linear return). Under the calculation method of the Currency Performance, the denominator of the fraction will always be smaller than in a linear return equation if the applicable Basket Currency depreciates relative to the Reference Currency and greater than in a linear return equation if the Reference Currency appreciates relative to the applicable Basket Currency. As a result, any Basket Currency appreciation relative to the Reference Currency will be diminished, while any Basket Currency depreciation relative to the Reference Currency will be magnified, as compared to the linear return. For example, assuming the Initial Spot Rate of a Basket Currency relative to the Reference Currency is 1.0, if the Spot Rate for such Basket Currency relative to the Reference Currency were to decrease (meaning a Basket Currency appreciates relative to the Reference Currency) to a Final Spot Rate of 0.9, the Currency Performance, using the quadratic equation, would be 10.00%. However, the linear return for a Final Spot Rate of 0.9 would have been 11.11%. Conversely, if the Spot Rate for such Basket Currency relative to the Reference Currency were to increase (meaning such Basket Currency depreciates relative to the Reference Currency) to a Final Spot Rate of 1.1, the Currency Performance, using the quadratic equation, would be -10.00%. However, the linear return for a Final Spot Rate of 1.1 would have been only -9.09%.

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THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes.  The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.  If at any time a third party dealer were to quote a price to purchase your notes or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models.  This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

•
THE PAYMENT FORMULA FOR THE NOTES WILL NOT TAKE INTO ACCOUNT ALL DEVELOPMENTS IN THE BASKET CURRENCIES – Changes in the Basket Currencies and/or the Reference Currency during the term of the notes may not be reflected in the calculation of the Payment at Maturity.  The Basket Return will be calculated only on the Averaging Dates, and will be based on the Final Spot Rates of the Basket Currencies. As a result, the Basket Return may be less than zero even if the Basket Currencies have moved favorably relative to the Reference Currency at certain times during the term of the notes before moving to unfavorable levels on the Averaging Dates.

•
INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE BASKET CURRENCIES – You may receive a lower payment at maturity than you would have received if you had invested directly in the Basket Currencies. The Basket Return is based on the Currency Performances of each of the Basket Currencies, which is in turn based upon the formula set forth above. The Currency Performances are dependent solely on such stated formula and not on any other formula that could be used for calculating currency performances.

•
THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK — Investors in the notes will be exposed to currency exchange rate risk with respect to the Basket Currencies and the Reference Currency. The Basket Return will depend on the extent to which the Basket Currencies, as a whole, strengthen or weaken against the Reference Currency, calculated based on the respective exchange rates between the Basket Currencies and the Reference Currency. Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. Changes in foreign currency exchange rates result from the interaction of many factors directly or indirectly affecting economic and political conditions in each Basket Currencies’ country and economic and political developments in the Reference Currency’s country. Additionally, the volatility of the currency exchange rates between the Basket Currencies and the Reference Currency could affect the value of the notes.

Of particular importance to currency exchange rate risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	political, civil or military unrest;

•	the balance of payments between the countries that use the Basket Currencies and the countries that use the Euro; and

•	the extent of governmental surpluses or deficits in the countries that use the Basket Currencies and the countries that use the Euro.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the countries that use the Basket Currencies, the countries that use the Euro and other countries important to international trade and finance.

•
CURRENCY MARKETS MAY BE VOLATILE — The notes are linked to the performance of the Indian rupee, the Indonesian rupiah, the Turkish lira and the South African rand, as the Basket Currencies, relative to the Euro, as the Reference Currency, and investors should consider factors that could affect the Basket Currencies or the Reference Currency during the term of the notes. Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies, and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency risks include, but are not limited to, convertibility risk, market volatility and the potential impact of actions taken by governments, which may include the regulation of exchange rates or foreign investments, the imposition of taxes, the issuance of new currency to replace an existing currency or the evaluation or revaluation of a currency. These factors may affect the Spot Rates of the Basket Currencies and, therefore, the value of your notes in varying ways.

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THE NOTES ARE SUBJECT TO EMERGING MARKETS RISK – The Basket Currencies are currencies of emerging market countries. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Future political changes may adversely affect the economic conditions of an emerging market nation. Political or economic instability could affect the value of the notes and the return on the notes.

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LEGAL AND REGULATORY RISKS – Legal and regulatory changes could adversely affect currency exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency exchange rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Basket Currencies relative to the Reference Currency and, consequently, the value of and return on the notes.

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THE RECENT GLOBAL FINANCIAL CRISIS OR ANY FUTURE FINANCIAL CRISIS CAN BE EXPECTED TO HEIGHTEN CURRENCY EXCHANGE RISKS – In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others, with sudden and severely adverse consequences to the currencies of those regions.  In addition, governments around the world, including the U.S. government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies.  Such interventions affect currency exchange rates globally and, in particular, the value of the Basket Currencies relative to the Reference Currency.  Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the performance of the Basket Currencies relative to the Reference Currency and the value of the notes.

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IF THE LIQUIDITY OF ONE OR MORE OF THE BASKET CURRENCIES IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED – Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity of one or more of the Basket Currencies on the Averaging Dates would likely have an adverse effect on the Final Spot Rates of such Basket Currencies, and therefore, adversely affect the return on your notes. Limited liquidity relating to the Basket Currencies may also result in Deutsche Bank AG, London Branch, as calculation agent, being unable to determine the Currency Performances of such Basket Currencies using its normal means. The resulting discretion by the calculation agent in determining the Currency Performances of such Basket Currencies could, in turn, result in potential conflicts of interest.

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SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE BASKET CURRENCIES MAY ADVERSELY AFFECT THE VALUE OF THE NOTES – The currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the exchange rates between the Basket Currencies and the Reference Currency and, therefore, the value of the notes.

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HISTORICAL PERFORMANCE OF THE BASKET CURRENCIES RELATIVE TO THE REFERENCE CURRENCY SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE PERFORMANCE OF THE BASKET CURRENCIES RELATIVE TO THE REFERENCE CURRENCY DURING THE TERM OF THE NOTES – It is impossible to predict whether the Spot Rates for any of the Basket Currencies will rise or fall.  The actual performance of the Basket Currencies relative to the Reference Currency over the term of the notes may bear little relation to the historical exchange rates of the Basket Currencies relative to the Reference Currency and may bear little relation to the hypothetical return examples set forth elsewhere in this pricing supplement.

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MARKET DISRUPTIONS AND GOVERNMENT ACTIONS, INCLUDING THOSE SPECIFICALLY AFFECTING DEUTSCHE BANK AG, MAY ADVERSELY AFFECT YOUR RETURN – The calculation agent may, in its sole discretion, determine that a Market Disruption Event (as defined in the accompanying product supplement) has occurred, which may include without limitation: a general inconvertibility event that generally makes it impossible to convert one or more of the Basket Currencies into the Reference Currency through customary legal channels; a general non-transferability event that generally makes it impossible (a) to deliver the Reference Currency from accounts inside one or more of the Basket Currencies’ home countries to accounts outside such Basket Currencies’ home countries, or (b) to deliver one or more of the Basket Currencies between accounts inside such Basket Currencies’ home countries or to a party that is a non-resident of such Basket Currencies’ home countries; a default or other similar event with respect to any security or indebtedness of, or guaranteed by, any governmental authority of one or more of the Basket Currencies’ home countries; any change in the laws or regulations, or official interpretations of such, in one or more of the Basket Currencies’ home countries; any nationalization or other action by a relevant governmental authority that deprives Deutsche Bank AG or any of its affiliates of all or substantially all of its assets in one or more of the Basket Currencies’ home countries; or the inability by Deutsche Bank AG or any of its affiliates, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind or dispose of any hedge position relating to the notes.

Upon the occurrence of one of these events, or another event that is included as a Market Disruption Event, it is possible that one or more of the Averaging Dates and the Maturity Date may be postponed. It is also possible that, upon the occurrence of any of these events, the calculation agent will determine the Spot Rates of the affected Basket Currencies as set forth under “Key Terms” in this pricing supplement and/or “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement and such Spot Rates may differ substantially from the Spot Rates calculated based on the published exchange rates of such Basket Currencies in the absence of such events. As a result, any such Market Disruption Event may adversely affect your return. The amount you receive at maturity may be less than your initial investment.

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ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payment(s) on the notes described in this pricing supplement is based on the full Principal Amount of your notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade or sell your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – While we expect that, generally, the Spot Rates for the Basket Currencies on any day will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility of the Basket Currencies relative to the Reference Currency;

•	the time remaining to the maturity of the notes;

•	the exchange rates and the volatility of the exchange rates between each Basket Currency and the Reference Currency;

•	interest rates and yields in the market generally and in the markets of the Basket Currencies and the Reference Currency;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Basket Currencies, the Reference Currency or the markets generally;

•	suspension or disruption of market trading of any of the Basket Currencies or the Reference Currency;

•	supply and demand for the notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE FOREIGN EXCHANGE AND CURRENCY DERIVATIVE MARKET MAY AFFECT THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our foreign currency exposure from the notes by entering into foreign exchange and currency derivative transactions, such as over-the-counter options or exchange traded instruments. Such trading and hedging activities may affect the Spot Rates and therefore make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Basket Currencies and/or the Reference Currency on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the Basket Currencies and/or the Reference Currency. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

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WE, OUR AFFILIATES OR OUR AGENTS, OR JPMORGAN CHASE & CO. OR ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE BASKET RETURN TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — We, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may publish research from time to time on financial markets and other matters that could adversely affect the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Basket Currencies to which the notes are linked.

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POTENTIAL CONFLICTS OF INTEREST — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. In performing these duties, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the notes. The calculation agent will determine, among other things, the Final Spot Rates of the Basket Currencies, the Final Basket Level and the amount that Deutsche Bank AG will pay you at maturity. The calculation agent also maintains some discretion as to how the calculations are made, in particular if any of the Spot Rates are not available (or are published in error) on the Averaging Dates. The calculation agent will also be responsible for determining whether a Market Disruption Event has occurred. The determination of a Market Disruption Event by the calculation agent could adversely affect the amount of payment you receive on the notes.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates. The hedging or trading activities of our affiliates on or prior to the Trade Date or an Averaging Date could adversely affect the amount you may receive on the notes at maturity.

Historical Information

The following tables and graphs show the historical exchange rates for each of the Basket Currencies against the Euro. In each case, the tables use exchange rates that are based on Bloomberg quotations for historical high and low exchange rates and Bloomberg end-of-day quotations for the period-end dates, while the graphs use daily exchange rates that are based on Bloomberg end-of-day quotations. The following tables show the historical high, low and period-end exchange rates for the period from January 2, 2004 through May 7, 2014 and the graphs following each Basket Currency’s exchange rate table set forth the historical exchange rate performance of each respective Basket Currency for the same period. The Spot Rate for each Basket Currency on the Trade Date is set forth in the table above under “Key Terms.” The numbers appearing in the tables below may have been rounded for ease of analysis.

These historical data are for illustrative purposes only and are not indicative of the future values of the Spot Rates, future performance of the Basket Currencies or the Basket Return. We cannot give you any assurance that the Basket Return will be greater than zero.  Any historical upward or downward trend in the exchange rates set forth in the following graphs during any period set forth below is not an indication that the Spot Rates or Basket Return is more or less likely to increase or decrease at any time during the term of the notes. As set forth in the following graphs, for each Basket Currency, a higher exchange rate indicates a weakening of the relevant Basket Currency relative to the Euro, while a lower exchange rate indicates a strengthening of the relevant Basket Currency relative to the Euro.

The daily exchange rates published by Bloomberg are not calculated the same as the Spot Rates for the Basket Currencies set forth above and may differ from the Spot Rates. We will not use Bloomberg to determine the applicable Spot Rate for each of the Basket Currencies.

Indian Rupee
Historical High, Low and Period-End Exchange Rates
January 2, 2004 through May 7, 2014
(expressed as units of Indian rupees per Euro)

Indian Rupee	High	Low	Period End
2004	59.6234	52.0950	59.3316
2005	58.8347	51.8311	53.3030
2006	60.4302	52.6405	58.4210
2007	59.3480	53.6797	57.5104
2008	69.7741	56.9493	68.0128
2009	71.4198	61.7666	66.6147
2010	66.9275	55.1210	59.8030
2011	71.8790	58.4045	68.7420
2012	73.0603	63.5480	72.5456
2013	91.9353	69.2999	85.0613
2014 (through May 7, 2014)	86.6210	81.8988	83.7580

Past performance is not indicative of future performance.

Indonesian Rupiah
Historical High, Low and Period-End Exchange Rates
January 2, 2004 through May 7, 2014
(expressed as units of Indonesian rupiah per Euro)

Indonesian Rupiah	High	Low	Period End
2004	12,767.4300	10,122.0100	12,563.6300
2005	13,799.5900	11,337.2300	11,647.0800
2006	12,263.6400	10,808.5500	11,870.9700
2007	14,049.4200	11,619.9800	13,715.5400
2008	16,398.4700	12,520.5300	15,824.3800
2009	16,373.2400	13,458.4600	13,552.4100
2010	13,557.3100	10,902.6300	12,058.0000
2011	12,802.2500	11,616.2200	11,719.8700
2012	12,991.7200	11,444.3500	12,922.6800
2013	16,899.8600	12,404.2800	16,757.0900
2014 (through May 7, 2014)	16,826.4800	15,453.9700	16,096.0000

Past performance is not indicative of future performance.

Turkish Lira
Historical High, Low and Period-End Exchange Rates
January 2, 2004 through May 7, 2014
(expressed as units of Turkish lira per Euro)

Turkish Lira	High	Low	Period End
2004	1.9319	1.5235	1.8209
2005	1.8660	1.5826	1.6008
2006	2.2070	1.5515	1.8682
2007	1.9255	1.5802	1.7164
2008	2.2497	1.6960	2.1535
2009	2.3584	2.0218	2.1467
2010	2.1445	1.8969	2.0663
2011	2.5883	2.0184	2.4498
2012	2.4610	2.1812	2.3532
2013	3.0151	2.2932	2.9529
2014 (through May 7, 2014)	3.2726	2.8797	2.8967

Past performance is not indicative of future performance.

South African Rand
Historical High, Low and Period-End Exchange Rates
January 2, 2004 through May 7, 2014
(expressed as units of South African rand per Euro)

South African Rand	High	Low	Period End
2004	9.2900	7.2999	7.6782
2005	8.5064	7.3870	7.5211
2006	10.1433	7.1544	9.2458
2007	10.5396	9.0948	10.0119
2008	15.2338	9.8838	13.2795
2009	13.5670	10.5546	10.5825
2010	10.8725	8.7105	8.8748
2011	11.4784	8.7550	10.4871
2012	11.6586	9.8327	11.1583
2013	14.5663	11.0848	14.4266
2014 (through May 7, 2014)	15.5017	14.3413	14.5485

Past performance is not indicative of future performance.

Retrospective Performance of the Basket

The following graph shows the retrospective performance of the Basket from January 2, 2004 through May 7, 2014, assuming that the Final Basket Level on May 7, 2014 was 100 and the Basket Currency Weightings were as specified on the cover page of this pricing supplement. The Basket closing level on any day during this period is calculated as if such day were the Final Valuation Date (except that the Initial Basket Level would be 246.07 on January 2, 2004 if we assume the Final Basket Level on May 7, 2014 was 100). The retrospective Basket Return is based on Bloomberg end-of-day quotations of the Basket Currencies and the graph below is a reflection of such quotations.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, acting as placement agents for the notes, will receive a fee from the Issuer of $25.00 per $1,000 Principal Amount of notes.

Validity of Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the authenticating agent, acting on behalf of the trustee, pursuant to the senior indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated as of September 28, 2012, filed as an exhibit to the letter of Davis Polk & Wardwell LLP, and this opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the senior indenture and the authentication of the notes by the authenticating agent and the validity, binding nature and enforceability of the senior indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP dated September 28, 2012, which has been filed as an exhibit to the registration statement referred to above.